Exhibit 99.1

FAST TRACK GROUP Subsidiary Signs MoU with Leanbranding to Support Global Growth of K-pop Group KIIRAS

Scalable, Engagement-Driven Partnership Positioned to Deliver Material Revenue Uplift and Accelerate Annual Growth

Singapore, January 27, 2026 – FAST TRACK GROUP (NASDAQ: FTRK) (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, announced that Fast Track Entertainment (“FTE”) has signed a Memorandum of Understanding (MoU) with South Korean entertainment agency Leanbranding to support the global growth of rising K-pop girl group KIIRAS.

Under the MoU, FTE will serve as Leanbranding’s official global commercial representative for KIIRAS, supporting the group’s international growth and expansion across key markets. The collaboration reflects the Company’s recent evolution into an entertainment company, expanding beyond events into long-term artist partnerships and representation. The partnership with KIIRAS marks FTE’s first artist management and representation mandate, building on its established track record in celebrity partnerships and live entertainment.

Additionally, the partnership establishes a framework for future collaborations across live appearances, brand partnerships, and international opportunities, starting with Southeast Asia, and beyond. Management believes this collaboration has the potential to contribute a substantial percentage uplift to the Company’s annual revenue over the contract period, while integrating directly into its existing business-as-usual operations rather than being treated as one-off income. The partnership is structured around a scalable, engagement-driven model that positions the Company as the principal contracting entity, supporting increased gross revenue flow and improved visibility, while maintaining a consistent gross profit margin profile. Management believes this collaboration has the potential to drive a revenue increase well in excess of the Company’s historical annual growth rate, underscoring the scale and commercial significance of the partnership.

“KIIRAS impressed us with their confidence, energy, and strong group chemistry despite being early in their journey,” said Harris Lim, CEO of FAST TRACK GROUP. “This partnership allows us to support their next phase of growth in a focused and commercially grounded way. We look forward to collaborating closely with Leanbranding and pursuing future global entertainment opportunities together that support and propel KIIRAS’ international brand growth.”

“As KIIRAS continues to grow, it is important to work with partners who understand both the creative and commercial aspects of building an artist internationally,” said Leanbranding’s CEOs, Kim and Kwon. “Fast Track Entertainment brings regional insight and execution capability that aligns with our long-term vision for the group.”

About FAST TRACK GROUP

FAST TRACK GROUP (Nasdaq: FTRK) is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

About Leanbranding

Leanbranding is an integrated entertainment company combining commerce and entertainment. Its roster includes KIIRAS, along with top-tier musical actors and television personalities in Korea. Leanbranding develops differentiated entertainment businesses through artist-IP-based content production, brand collaborations, and global project initiatives.

About KIIRAS

KIIRAS is a six-member global girl group launched by Leanbranding. Debuting in May 2025, the group quickly drew attention as Ling Ling became the first Malaysian member to lead a K-pop girl group. With their debut single “KILL MA BO$$” and follow-up single “BANG BANG!”, which surpassed 12 million views shortly after release, KIIRAS has established itself as a 5th-generation global rookie through strong live performances and growing international potential.

YouTube: https://www.youtube.com/@KIIRASofficial/videos

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

Gateway Group, Inc.

949-574-3860

FTRK@gateway-grp.com